UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13D

      Under the Securities Exchange Act of 1934


MASSBANK Corp.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

06646R107

(CUSIP Number)

Mr. Chad Atkins
Private Capital Management, L.P.
8889 Pelican Bay Blvd. Suite 500
Naples, FL  34108

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2007

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


 CUSIP No. 06646R107


           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		Private Capital Management, L.P.  (I.R.S. Number 59-3654603)

           2. Check the Appropriate Box if a Member of a Group

              (a)

              (b)

           3. SEC Use Only


           4. Source of Funds (See Instructions)
		  OO


           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


           6. Citizenship or Place of Organization

		Private Capital Management, L.P.  	Delaware


           7. Sole Voting Power

		Private Capital Management, L.P.  	0


	   8. Shared Voting Power

		Private Capital Management, L.P.  	416,934


 	   9. Sole Dispositive Power

		Private Capital Management, L.P.  	0


          10. Shared Dispositive Power

		Private Capital Management, L.P.  	416,934


          11. Aggregate Amount Beneficially Owned by Each Reporting Person

		Private Capital Management, L.P.  	416,934


          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


          13. Percent of Class Represented by Amount in Row (11)

		Private Capital Management, L.P.  	9.7%


          14. Type of Reporting Person (See Instructions)

		Private Capital Management, L.P.  	IA


Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Common Stock"), of MASSBANK Corp., a Massachusetts corporation. The principal executive office of which is located at 123 Haven Street, Reading, Massachusetts 01867. The Common Stock is traded on the NASDAQ Global Select Market.


Item 2. Identity and Background.

(a) Name.  The person filing this Schedule 13D is Private Capital
Management, L.P. ("PCM").

(b) Business Address.  The Reporting Person's business address is
8889 Pelican Bay Blvd. Suite 500, Naples, Florida 34108.

(c) Principal Occupation. PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients.

(d) PCM has not, during the last five years, been convicted as a part of any criminal proceedings.

(e) PCM has not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PCM is a limited partnership organized under the laws of the state of Delaware.


Item 3.  Source and Amount of Funds or Other Consideration.

PCM has acquired shares of Common Stock at an aggregate purchase price of $5,083,366 on behalf of its investment advisory clients. Funds for these purchases were derived from PCM clients.


Item 4. Purpose of Transaction.

PCM purchased the shares of Common Stock of the Company on behalf of PCM clients for investment purposes. On August 22, 2007, PCM sent a letter to each member of the Company's Board of Directors outlining a number of significant concerns about the Company, including the erosion of key operating metrics and current management's commitment to realizing long-term value for the Company's outside shareholders. A copy of the August 22, 2007 letter is attached as an exhibit hereto.

PCM subsequently received a curt, three-line written response from the Company's President & CEO, Mr. Gerard Brandi, advising that the Company is committed to the "best interests of all its shareholders." In light of the Company's perfunctory response and apparent lack of interest in addressing the serious concerns raised by PCM and other significant shareholders, PCM is currently reviewing a number of courses of action focused on protecting and enhancing shareholder value including, among other things, engaging in discussions with other shareholders, third parties and, if invited to do so, the Company. The actions ultimately initiated or supported by PCM, if any, will in part depend on PCM's evaluation of actions taken or proposed by the Company and others. In the absence of meaningful action on the part of the Company, PCM would strongly consider supporting actions, among others, to change the composition of the Company's Board, install new management or effect a strategic transaction involving the Company. Depending on PCM's assessment of future developments, PCM may acquire or sell Common Stock of the Company on behalf its clients.

In making this filing and engaging in activities described herein, PCM intends to continue to act on its own accord on behalf of PCM clients and not in concert with any other investor or as a part of any group. Except as set forth herein and in the August 22, 2007 letter to the Company's Board, PCM has no preset plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.



Item 5. Interest in Securities of the Issuer.

(a)					Number of 	Percentage
	Reporting Person		Shares		of Shares

Private Capital Management, L.P.  	416,934  	(9.7%)


While PCM may be deemed to beneficially own 416,934 shares of the Common Stock in the PCM investment advisory accounts of clients, the filing of this
Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities.

(b)	Sole power to vote or direct the vote:

	Private Capital Management, L.P.  	0

	Shared power to vote or direct the vote:

	Private Capital Management, L.P.  	416,934

	Sole power to dispose or to direct the disposition:

	Private Capital Management, L.P.  	0

	Shared power to dispose or direct the disposition:

	Private Capital Management, L.P.  	416,934


(c)	The following table sets forth PCM's transactions in the shares
	of the Common Stock during the last 60 days:

	Private Capital Management, L.P.

	The schedule below includes both discretionary transactions and client directed transactions where PCM did not exercise sole investment discretion.

			Number of 	Average		Transaction
	Date		Shares Price    Per Share	Effected

	7/31/2007	100		34.25		Open Market Sale
	8/09/2007	700		34.05		Open Market Purchase
	8/10/2007	1400		33.99		Open Market Purchase
	8/22/2007	200		33.65		Open Market Sale
	8/29/2007	100		33.65		Open Market Sale


(d)	PCM is an investment advisor registered under the Investment
Advisors Act of 1940. Pursuant to investment advisory contracts with its clients, PCM has shared dispositive power over the shares of the Common Stock in the PCM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Common Stock.

(e)  Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships.

None


Item 7.  Exhibits.

None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 11, 2007


PRIVATE CAPITAL MANAGEMENT, L.P.

By: /s/Bruce S. Sherman
Bruce S. Sherman, CEO